Exhibit 99.1

SKK Holdings Awarded Six New Horizontal Directional Drilling and Utility Works Contracts in Singapore Valued at Up to US$26.6 Million (S$34.1 Million)

Awards build the Company’s core Singapore subsurface utility business as its shareholder-approved US$258.8 million acquisition of Rantizo’s drone-based technology assets advances toward closing

SINGAPORE, August 19, 2026 (GLOBE NEWSWIRE) — SKK Holdings Limited (NASDAQ: SKK) (“SKK Holdings” or the “Company”), a civil engineering service provider specializing in subsurface utility works in Singapore, today announced that its wholly-owned operating subsidiary, SKK Works Pte. Ltd. (“SKK Works”), has been awarded six new contracts for horizontal directional drilling (“HDD”) and utility works in Singapore. Together, the awards carry an aggregate value of up to approximately US$26.6 million (S$34.1 million) — the largest block of new work the Company has announced to date and a direct reflection of the strength of its core subsurface utility business and its long-standing position in Singapore’s public infrastructure market.

The six awards were granted by separate Singapore-based customers. Five are fixed-price subcontracts with an aggregate value of approximately US$19.6 million (S$25.2 million), awarded by multiple building and civil engineering contractors and by a leading telecommunications network operator in Singapore, for the supply and installation of HDD works. The sixth is a fixed-price subcontract valued at approximately US$7.0 million (S$8.9 million) for utility works in connection with a project of a Singapore statutory board.

HDD is a trenchless installation method that allows underground utilities — including pipes, conduit and cables — to be installed along a controlled underground path with minimal surface disruption, making it well suited to dense urban environments such as Singapore. SKK Works’ scope across the six awards encompasses preliminary works, procurement, mobilization, and the supply and installation of HDPE pipes and related works, performed in compliance with the applicable specifications of each customer.

“These awards extend the work we have done in Singapore’s subsurface utility sector for more than a decade and deepen our relationships with a demanding, blue-chip customer base,” said Sze Koon Kiat, Chief Executive Officer of SKK Holdings. “The telecommunications work gives us a multi-year platform to deliver HDPE pipe installation at scale through HDD, alongside utility repair and rehabilitation services.”

A Growth Platform Built on an Operating Business

The awards announced today are being executed against the backdrop of the most consequential transaction in the Company’s history. As previously announced, on May 1, 2026 SKK Holdings entered into a definitive asset purchase agreement with Rantizo, Inc. (“Rantizo”) to acquire substantially all of Rantizo’s drone-based technology assets used in agricultural spraying, seeding and monitoring for agriculture, forestry, emergency response and other commercial applications. The Acquired Assets are being acquired at a valuation of approximately US$258.8 million, supported by an independent third-party valuation, in exchange for US$759,047 in cash and newly issued Class A ordinary shares of the Company.

At an extraordinary general meeting held on June 22, 2026, SKK Holdings shareholders approved the asset purchase agreement, the issuance of the consideration shares, a tenfold increase in the Company’s authorized share capital, the adoption of amended memorandum and articles of association providing for Rantizo board nomination rights, and a change of the Company’s name to Rantizo in connection with the closing. Upon closing, Rantizo will hold a substantial equity position in the Company and will have the right to nominate two directors to the board, and Marianne McInerney will join as President. Completion of the transaction remains subject to the satisfaction of the remaining closing conditions, including approval by Nasdaq of the listing of additional shares.

“The Rantizo transaction is the defining chapter in this company’s story, and it will reshape what SKK Holdings is and what markets we compete in,” said Mr. Sze. “But a growth platform is worth far more when it is built on top of a business that is winning and delivering work today. That is exactly what these six awards represent. Shareholders should read this announcement as evidence that the operating foundation underneath the Rantizo transaction is getting stronger, not standing still.”

The contract awards announced today are independent of the Rantizo transaction and do not modify its terms or conditions. SKK Works will continue to operate and perform its subsurface utility engineering work in Singapore following completion of the transaction, and the Company expects the civil engineering business to remain a contributor to consolidated results alongside the drone-based technology platform.

Currency Translation

For the convenience of readers, certain Singapore dollar (S$) amounts in this press release have been translated into U.S. dollars (US$) at an exchange rate of S$1.00 = US$0.78, the approximate rate in effect on August 19, 2026. These translations are provided for reference only and should not be construed as representations that the Singapore dollar amounts could have been, or could be, converted into U.S. dollars at that or any other rate. Actual U.S. dollar amounts realized will vary with prevailing exchange rates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the aggregate value, scope, duration and expected revenue contribution of the contract awards described herein; the Company’s expectations for its subsurface utility business; the anticipated completion of the previously announced transactions with Rantizo, Inc.; and the Company’s expectations for its business and operations following completion of those transactions. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “may” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to: the risk that contract awards may be varied, delayed, reduced in scope, suspended or terminated by customers, and that the amounts ultimately realized may differ materially from the aggregate values described in this release; project execution, cost, labor, equipment, subcontractor, site condition and scheduling risks; the timing of work performed and of revenue recognition across reporting periods; customer payment and credit risk; fluctuations in the Singapore dollar / U.S. dollar exchange rate; the ability of the parties to satisfy the remaining closing conditions of the Rantizo transactions, including approval by Nasdaq of the listing of additional shares and applicable regulatory clearances; the possibility that the transactions may not close on the anticipated timeline or at all; risks associated with the Company’s ability to integrate and operate the Acquired Assets; dilution to existing shareholders resulting from the issuance of consideration shares; the Company’s continued ability to comply with Nasdaq’s listing requirements; market conditions affecting the Company’s shelf registration statement and at-the-market offering; the competitive dynamics of the drone-based technology and commercial drone services markets; and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. SKK Holdings undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About SKK Holdings Limited

SKK Holdings Limited is a Cayman Islands-incorporated company publicly traded on the Nasdaq Capital Market under the ticker symbol “SKK.” Through its operating subsidiaries, SKK Holdings is a civil engineering service provider that specializes in subsurface utility works in Singapore, seeking to plan, construct and maintain public works and infrastructure projects that serve society and the environment. The Company has over 10 years of experience providing civil engineering services to customers in Singapore across numerous public utility projects, including power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. Upon closing of the previously announced transactions with Rantizo, Inc., SKK Holdings will also operate the acquired drone-based technology platform for agriculture, forestry, emergency response and commercial applications.

About Rantizo, Inc.

Rantizo, Inc. is a Delaware corporation headquartered in Houston, Texas, whose drone-based technology assets are used in agricultural spraying, seeding and monitoring across agriculture, forestry, emergency response and other commercial applications.

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